MoU concerning consultation, cooperation and the exchange of information related to the supervision of the relevant entities in the asset management industry

In view of the growing globalization of the world's financial markets and the increase in cross-border operations and activities of managers of alternative investment funds, the Securities and Exchange Commission of the United States of America and Central Bank of Ireland (Ireland) have reached this Memorandum of Understanding (MoU) regarding mutual assistance in the supervision and oversight of Managers and advisers of alternative investment funds, and delegates and custodians registered or regulated by the Authorities that operate on a cross-border basis in the jurisdictions of the Authorities. The authorities express, through this MoU, their willingness to cooperate with each other in the interest of fulfilling their respective regulatory mandates, particularly in the areas of investor protection, fostering market and financial integrity, and maintaining confidence and systemic stability. This MoU is a bilateral arrangement between the SEC and each EU Authority and is not an arrangement among the EU Authorities.

Article 1. Definitions

For the purpose of this MoU:

a) "AIFMD" means the Directive 2011/61/EU of the European Parliament and of the Council of 8 June 2011 on Alternative Investment Fund Managers and amending Directives 2003/41/EC and 2009/65/EC and Regulations (EC) No 1060/2009 and (EU) No 1095/2010.

b) "Authority" means the SEC or the relevant EU Authority and "Authorities" means the SEC and the relevant EU Authority.

c) "Books and Records" means documents, books, and records of, and other information about, a Covered Entity.

d) "Covered Entity" means Manager, Covered Fund, delegate and custodian, as defined in this Article, that operates on a cross-border basis and where both the EU Authority and the SEC have a regulatory or supervisory interest in the Covered Entity.

e) "Cross-border on-site visit" means any routine, sweep or for-cause regulatory visit to or inspection of the Books and Records and premises of a Covered Entity by an Authority where the Covered Entity is located in the other Authority's territory, for the purposes of on-going supervision and oversight.

f) "EU Authority" means a signatory to this MoU, other than the SEC, or any successor to an EU Authority, which may be established as set forth in Article 10.

g) "Covered Fund" means a collective investment undertaking, including investment compartments thereof, or a pooled investment vehicle that:

a) is not a UCITS; and,

b) whose units or shares are managed, marketed or offered in an EU member state and/or the United States of America.

h) "Delegate" means an entity to which a Manager delegates the tasks of carrying out the portfolio management or risk management of one or more Covered Funds under its management in accordance with Article 20 of the AIFMD, and it is authorised or registered for the purpose of asset management and subject to supervision or, where that condition cannot be met, only subject to prior approval by the competent authorities of the home EU Member State of the manager.

i) "Emergency Situation" means

the occurrence of an event that could materially impair the financial or operational condition of a Covered Entity, Covered Fund, investors or the markets, independently from a decision of the European Council within the meaning of Article 18 of the ESMA Regulation (Regulation 1095/2010/EU).

j) "Governmental Entity" means

a) In the United States, the US Department of the Treasury, the US Department of Justice, the US Board of Governors of the Federal Reserve System, or the Financial Stability Oversight Council, if the Requesting Authority is the SEC; and

b) In EU, the Ministry of Finance, the Central Bank and any other national prudential authority in the jurisdiction of the relevant Authority.

k) "IOSCO MMoU" means the International Organization of Securities Commission's Multilateral Memorandum of Understanding Concerning Consultation and Cooperation and the Exchange of Information of 2002, to which the parties to this MoU are signatories.[1]

l) "Manager" means legal persons whose regular business is managing one or more Covered Funds in accordance with the AIFMD or any entity that directly or indirectly through affiliates provides investment advice to a Covered Fund and is registered with the SEC, or is exempt from registration with the SEC and files reports, under the Investment Advisers Act of 1940.

m) "Requested Authority" means the Authority to whom a request is made under this MoU.

n) "Requesting Authority" means the Authority making a request under this MoU.

o) "SEC" means the US Securities and Exchange Commission.

p) "UCITS" means an undertaking for collective investment in transferable securities authorised in accordance with Article 5 of Directive 2009/65/EC.

Article 2. General provisions

1) This MOU is a statement of intent to consult, cooperate and exchange information in connection with the supervision and oversight of Covered Entities that operate on a cross border basis, in a manner consistent with, and permitted by, the laws and requirements that govern the Authorities. The Authorities anticipate that cooperation will be primarily achieved through on-going, informal, oral consultations, supplemented by more in-depth, ad hoc cooperation. The provisions of this MoU are intended to support such informal and oral communication as well as to facilitate the written exchange of non-public information where necessary.

2) This MoU does not create any legally binding obligations, confer any rights, or supersede domestic laws. This MoU does not confer upon any person the right or ability directly or

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[1] As a banking supervisor, theBanca d'Italia is not a signatory to the IOSCO Multilateral Memorandum of Understanding Concerning Consultation and Cooperation and the Exchange of Information of 2002. The Italian signatory to the IOSCO MMoU is the Commissione Nazionale per le Società e la Borsa, which is also a signatory to this MoU.

indirectly to obtain, suppress, or exclude any information or to challenge the execution of a request for assistance under this MoU.

3) This MoU does not intend to limit an Authority to taking solely those measures described herein in fulfilment of its supervisory or oversight functions. In particular, this MoU does not affect any right of any Authority to communicate with, conduct a Cross-Border On-Site Visit of (subject to the procedures described in Article Four), or obtain information or documents from, any person or, Covered Entity subject to its jurisdiction that is established in the territory of the other Authority.

4) This MoU complements, but does not alter the terms and conditions of the IOSCO MMoU, to which the Authorities are signatories, which also covers information-sharing in the context of enforcement investigations; and any of the existing arrangements concerning cooperation in securities matters between the Authorities.

5) The Authorities will, within the framework of this MoU, provide one another with the fullest cooperation permissible under the law in relation to the supervision and oversight of Covered Entities. Following consultation, cooperation may be denied:

    a) Where the cooperation would require an Authority to act in a manner that would violate domestic law;

    b) Where a request for assistance is not made in accordance with the terms of the MoU; or

    c) On the grounds of the national public interest.

6) No domestic banking secrecy, blocking laws or regulations will prevent an Authority from providing assistance to the other Authority.

7) The Authorities will periodically review the functioning and effectiveness of the cooperation arrangements between the Authorities with a view, inter alia, to expanding or altering the scope or operation of this MoU should that be judged necessary.

8) To facilitate cooperation under this MoU, the Authorities hereby designate contact persons as set forth in Appendix A.

Article 3. Scope of cooperation

1) The Authorities recognize the importance of close communication concerning Covered Entities, and intend to consult at the staff level where appropriate regarding: (i) general supervisory issues, including with respect to regulatory, oversight or other program developments; (ii) issues relevant to the operations, activities, and regulation of Covered Entities; and (iii) any other areas of mutual supervisory interest.

2) Any request for assistance for enforcement matters related to Covered Entities must be made under the IOSCO MMoU, or applicable bilateral MOUs for enforcement cooperation that exist between SEC and the EU Authority.

3) Cooperation will be most useful in, but is not limited to, the following circumstances where issues of regulatory concern may arise:

    a) The initial application of a Covered Entity for authorization, registration or exemption from registration in another jurisdiction;

b) The on-going oversight of a Covered Entity; or

c) Regulatory approvals or supervisory actions taken in relation to a Covered Entity by one Authority that may impact the operations of the Covered Entity in the other jurisdiction.

4) *Notification.* Each Authority will, where reasonable, seek to inform other relevant Authority as soon as practicable of

a) Any known material event that could adversely impact a Covered Entity; and

b) Enforcement or regulatory actions or sanctions, including but not limited to the revocation, suspension or modification of relevant licenses or registration or exemptions therefrom, concerning or related to a Covered Entity.

5) *Exchange of Information.* To supplement informal consultations, upon written request, each Authority intends to provide the other Authority with assistance in obtaining information not otherwise available to the Requesting Authority and, where needed, interpreting such information relevant to ensuring compliance with the laws and regulations of the Requesting Authority. The information covered by this paragraph includes, without limitation, information such as:

a) Information that would permit the Requesting Authority to verify that the Covered Entities comply with the relevant obligations and requirements of the national law of the Requesting Authority.

b) Information relevant for monitoring and responding to the potential implications of the activities of an individual Covered Entity or Covered Entities collectively, for the stability of systemically relevant financial institutions and the orderly functioning of markets in which Covered Entities are active.

c) Information relevant to the financial and operational condition of a Covered Entity, including, for example, internal control procedures;

d) Relevant regulatory information and filings that a Covered Entity is required to submit to an Authority including, for example: interim and annual financial statements and early warning notices; and

e) Regulatory reports prepared by an Authority, including for example: examination reports, findings, or information drawn from such reports regarding Covered Entities.

Article 4. Cross-border On-Site Visits

1) The Authorities intend to facilitate access to Covered Entities operating in their respective territories with a view to improving the effectiveness of the oversight of such entities. Before conducting an On Site Visit, the Authorities will take into account each other's sovereignty, legal framework and statutory obligations. When conducting an on-site visit:

a) The Authority seeking to conduct an On-Site Visit will provide advance notice to the other Authority of its intent to conduct an On-Site Visit. The local authority will decide whether the visiting officials will be accompanied by its officials during the visit. The Authority seeking to conduct an On-Site Visit, itself or by a third party commissioned by it, will consult with the other Authority on the intended timeframe and scope of the On-Site Visit.

b) Where necessary in order to fulfil its supervision and oversight responsibilities and to ensure compliance with its laws and regulations, an Authority seeking to examine a Covered Entity located in the territory of the other Authority will consult and work collaboratively with the other Authority in conducting an On-Site Visit.

c) The Authority seeking to conduct an on-site visit should give due and full consideration to the supervisory activities of the local Authority and any information provided by it. The other (local) Authority will endeavour to share with the Authority conducting the on-site visit any relevant examination reports or compliance reviews it may have undertaken respecting the Covered Entity.

d) The Authorities intend to assist each other regarding On-Site Visits, including cooperation and consultation in reviewing, interpreting and analysing the contents of public and non-public Books and Records; and obtaining information from directors and senior management of a Covered Entity.

2) The Authorities will consult and, where desired, may conduct joint inspections with a view to possibly leveraging resources in the oversight of a Covered Entity.

Article 5. Execution of requests for assistance

1) To the extent possible, a request for written information pursuant to Article 3.4 should be made in writing, and addressed to the relevant contact person identified in Appendix A. A request generally should specify the following:

a) The information sought by the Requesting Authority, including specific questions to be asked and an indication of any sensitivity about the request;

b) A concise description of the facts underlying the request, a description of the regulatory or supervisory interest in the Covered Entity, and the supervisory purpose for which the information is sought, including the applicable regulations and relevant provisions behind the supervisory activity; and

c) The desired time period for reply and, where appropriate, the urgency thereof.

2) In Emergency Situations, the Authorities will endeavour to notify each other of the Emergency Situation and communicate information to the other as would be appropriate in the particular circumstances, taking into account all relevant factors, including the status of efforts to address the Emergency Situation. During Emergency Situations, requests for information may be made in any form, including orally, provided such communication is confirmed in writing as promptly as possible following such notification.

Article 6. Permissible uses of information and enforcement-related requests.

1) The Requesting Authority may use non-public information obtained under this MoU solely for the purpose of supervising Covered Entities and seeking to ensure compliance with the laws or regulations of the Requesting Authority.

2) This MoU is intended to complement, but should not alter the terms and conditions of the existing arrangements between Authorities concerning cooperation in securities matters,

including the IOSCO MMoU. The Authorities recognize that while information is not to be gathered under this MoU for enforcement purposes, subsequently the Authorities may want to use the information for law enforcement purposes. In such cases, further use of the information should be governed by the terms and conditions of the IOSCO MMoU or, as applicable, a bilateral MoU for enforcement cooperation between relevant Authorities.

3) As the Authorities are signatories to the IOSCO MMoU (and, in some cases, bilateral enforcement MoUs), the Authorities note that these enforcement MMoUs recognize the importance and desirability of providing mutual assistance and exchanging information for the purpose of enforcing, and securing compliance with, the securities laws and regulations applicable in their respective jurisdictions. These laws and regulators include those concerning Covered Entities. Accordingly, where information relating to an enforcement investigation or action is necessary, the Authorities will request this information via the frameworks established under the IOSCO MMoU or a relevant bilateral enforcement MoU. The types of information available to be shared under the IOSCO MMoU and applicable bilateral MoUs include information that will assist Requesting Authorities in investigating whether a Covered Entity is violating any relevant laws, regulations and orders that apply to it in the Requesting Authorities' jurisdictions.

Article 7. Confidentiality and onward sharing of information.

1) Except for disclosures in accordance with the MoU, including permissible uses of information under the Article 7, each Authority will keep confidential to the extent permitted by law information shared under this MoU, requests made under this MoU, the contents of such requests, and any other matters arising under this MoU.

2) To the extent legally permissible, the Requesting Authority will notify the Requested Authority of any legally enforceable demand from a third party for non-public information that has been furnished under this MoU. Prior to compliance with the demand, the Requesting Authority intends to assert all appropriate legal exemptions or privileges with respect to such information as may be available.

3) In certain circumstances, and as required by law, it may become necessary for the Requesting Authority to share information obtained under this MoU with other Governmental Entities in its jurisdiction. In these circumstances and to the extent permitted by law:

   a) The Requesting Authority will notify the Requested Authority.

   b) Prior to passing on the information, the Requested Authority will receive adequate assurances concerning the Governmental Entity's use and confidential treatment of the information, including, as necessary, assurances that the information will not be shared with other parties without getting the prior consent of the Requested Authority.

4) In certain circumstances, and as required by law, it may become necessary for an EU Authority to share information obtained under this MoU with other EU Authority signatories to this MoU, the European Securities and Markets Authority (ESMA) or the European Systemic Risk Board (ESRB). In these circumstances:

   a) The Requesting Authority will notify the Requested Authority prior to passing on the information and indicate the purpose for which the information is passed to the other EU Authority signatory, ESMA or the ESRB.

b) Prior to passing on the information, the Requested Authority will receive adequate assurances that the terms of this MoU, including those terms regarding confidentiality and onward sharing, will be observed by the other EU Authority, ESMA or the ESRB.

5) Except as provided in Article 7 paragraphs 2 - 4, the Requesting Authority must obtain the prior consent of the Requested Authority before disclosing non-public information received under this MoU to any third party. If consent is not obtained from the Requested Authority, the Authorities will discuss the reasons for withholding approval of such use and the circumstances, if any, under which the intended use by the Requesting Authority might be allowed.

6) The Authorities intend that the sharing or disclosure of non-public information, including but not limited to deliberative and consultative materials, pursuant to the terms of this MoU, will not constitute a waiver of privilege or confidentiality of such information.

Article 8. Termination of the MoU; Successor authorities; Acceding authorities

1) SEC may terminate this MoU in respect of an EU Authority or group of EU Authorities. An EU Authority or group of EU Authorities may also terminate this MoU. If an Authority wishes to terminate the MoU, it will give written notice to the other Authorities. ESMA would coordinate the action of EU Authorities in this regard. Cooperation in accordance with this MoU will continue until the expiration of 30 days after an Authority gives written notice to the other Authorities. If an Authority gives such notice, cooperation will continue with respect to all requests for assistance that were made under the MoU before the effective date of notification until the Requesting Authority terminates the matter for which assistance was requested. In the event of termination of this MoU, information obtained under this MoU will continue to be treated in a manner prescribed under Article 8.

2) Where the relevant functions of an Authority are transferred or assigned to another Authority or entity, under law, the terms of this MoU will apply to the successor Authority or entity performing those relevant functions without the need for any further amendment to this MoU. This will not affect the right of the successor Authority and other Authorities to terminate the MoU as provided hereunder if they wish to do so.

3) Other EU Competent Authorities, designated as such in accordance with Article 44 of the AIFMD, may become signatories to this MoU, by obtaining the written agreement of the U.S. Securities & Exchange Commission.

Article 9. Entry into force

This MoU enters into force on 22 July 2013.


Signatures


Central Bank of Ireland (Ireland)   Securities and Exchange Commission (US)